SUNRISE SECURITIES CORP.
                              641 Lexington Avenue
                                   25th Floor
                            New York, New York 10022

                                                                   July 13, 2005

VIA TELECOPY (202) 772-9206

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450  5th Street, N. W.
Washington, D. C. 20549

Attention:  John Zitko


      RE:   Fortress America Acquisition Corporation
            Registration Statement on Form S-1 originally filed March 23, 2005 (File No. 333-123504) ( the "Registration Statement")


Dear Mr. Zitko:

      In connection with the Registration Statement on Form S-1 of Fortress America Acquisition Corporation, the undersigned, which is acting as the underwriter of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 5:30 p.m. on July 13, 2005 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.


                                                  Very truly yours,

                                                  SUNRISE SECURITIES CORP.



                                                  By: /s/ Nathan Low
                                                      --------------------
                                                          Nathan Low
                                                          President